October 13, 2011
BY EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Martin James
Senior Assistant Chief Accountant
Re:    Spire Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-12742

Dear Mr. James:
This letter is submitted on behalf of Spire Corporation (the “Company” or “Spire”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) with respect to the Company's Form 10-K for the fiscal year ended December 31, 2010, filed on March 15, 2011 (the “Form 10-K”), as set forth in a letter dated September 30, 2011 to Roger Little (the “Comment Letter”).
For reference purposes, the text of the relevant portions of the Comment Letter have been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.
Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 17

Cash Gain (Loss) from Operations, page 26

Comment No. 1

We note that you disclose your adjusted loss from continuing operations and cash loss from continuing operations. This disclosure appears to be a non-GAAP measure. Please amend to comply with Item 10(e) of Regulation S-K by including the following:

•
A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principals (GAAP);

Securities and Exchange Commission
October 13, 2011

•
A quantative reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure with the most directly comparable financial measures(s) calculated and presented in accordance with GAAP. In this regard, it appears that you should reconcile your cash loss from continuing operations to your net cash used in operating activities of continuing operations as shown on page 37;

•
A statement disclosing the reasons why the company's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the company's financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which the company's management uses the non-GAAP financial measure.

Response to Comment No. 1

In response to the Staff's comment, the Company will amend the Form 10-K to replace the section entitled “Cash Gain (Loss) from Operations” in its entirety (including the related table) with the following section which does not contain any non-GAAP measures:

“Net Cash Used in Operating Activities

Net cash used in operating activities was $3.7 million and $3.8 million in 2010 and 2009, respectively. As of December 31, 2010, we had unrestricted cash and cash equivalents of $6.3 million compared to unrestricted cash and cash equivalents of $9.0 million as of December 31, 2009. We have numerous options on how to fund future operational losses or working capital needs, including but not limited to sales of equity, bank debt or the sale or license of assets and technology, as we have done in the past; however, there are no assurances that we will be able to sell equity, obtain or access bank debt, or sell or license assets or technology on a timely basis and at appropriate values. We have developed several plans including cost containment efforts and outside financing to offset a decline in business due to the recent global economic recession. As a result, we believe we have sufficient resources to finance our current operations through at least December 31, 2011.”

Comment No. 2

Further, please explain why you present cash loss from continuing operations. We note that this measure excludes the deferred tax benefit and changes in assets and liabilities that you include in your net cash used in operating activities of continuing operations on page 37. We also note that the non-GAAP measure includes deferred rent which does not appear to be considered in your net cash used in operating activities of continuing operations on page 37. Please explain why you excluded and included these items and how your presentation is consistent with Item 10(e)(1)(ii)(A) of Regulations S-K.

Response to Comment No. 2

In response to the Staff's comment, the Company will amend the Form 10-K to replace the section entitled “Cash Gain (Loss) from Operations” in its entirety (including the related table) with the section set forth in Response to Comment No. 1.

Comment No. 3

Securities and Exchange Commission
October 13, 2011

Also, please revise your title of cash loss from continuing operations so that the title of the non-GAAP financial measure is not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures consistent with Item 10(e)(1)(ii)(E) of Regulation S-K.

Response to Comment No. 3

In response to the Staff's comment, the Company will amend the Form 10-K to replace the section entitled “Cash Gain (Loss) from Operations” in its entirety (including the related table) with the section set forth in Response to Comment No. 1.

Critical Accounting Policies, page 28

Comment No. 4

Given your reference in the paragraph at the top of page 29 to sales returns and allowances and income taxes, please tell us why you do not discuss these estimates in your critical accounting policies.

Response to Comment No. 4

As a result of the Company's sale of its medical products business unit which was completed on December 14, 2009, sales returns and allowances no longer constitute critical accounting estimates for the Company. Furthermore, the introductory paragraph should not have listed income taxes as involving critical accounting estimates for the Company. Accordingly, the Company will delete the references to “sales returns and allowances” and “income taxes” from the first paragraph under the section entitled “Critical Accounting Policies” in the Form 10-K by filing an amendment thereto.

Item 8. Financial Statements, page 31

Consolidated Statements of Operations, page 35

Comment No. 5

Please explain why you present an amount titled 'Loss from continuing operations' before interest expense, loss on equity investments, foreign exchange loss and other non-operating expenses. In future filings, including any amendments, please revise the title to accurately reflect its components (e.g., loss from operating activities of continuing operations).

Response to Comment No. 5

In response to the Staff's comment, the Company will amend the Form 10-K to revise the title of this item to “Operating Loss from Continuing Operations”, which appears consistent with how other public companies present this line item.

Note 1. Description of the Business, page 38

Comment No. 6

We note that you disclose your adjusted loss from continuing operations and cash loss from

Securities and Exchange Commission
October 13, 2011

continuing operations. This disclosure appears to be a non-GAAP measure. Please amend to comply with Item 10(e)(1)(ii)(C) of Regulation S-K by removing these non-GAAP disclosures from the notes to the financial statements.

Response to Comment No. 6

In response to the Staff's comment, the Company will amend the Form 10-K to replace the entire paragraph containing the disclosure related to adjusted loss from continuing operations and cash loss from continuing operations with the following section which does not contain any non-GAAP measures:

“The Company has incurred operating losses from continuing operations in 2010 and 2009. Operating loss from continuing operations was $2.8 million and $9.3 million in 2010 and 2009, respectively. Net cash used in operating activities was $3.7 million and $3.8 million in 2010 and 2009, respectively. As of December 31, 2010, the Company had unrestricted cash and cash equivalents of $6.3 million compared to $9.0 million as of December 31, 2009. The Company has numerous options on how to fund future operational losses or working capital needs, including but not limited to sales of equity, bank debt or the sale or license of assets and technology, as it has done in the past; however, there are no assurances that the Company will be able to sell equity, obtain or access bank debt, or sell or license assets or technology on a timely basis and at appropriate values. The maturity date of the Company's credit facilities is December 31, 2011. The Company has developed several plans including cost containment efforts and outside financing to offset a decline in business due to the recent global economic recession. As a result, the Company believes it has sufficient resources to finance its current operations through at least December 31, 2011.”

Note 2. Summary of Significant Accounting Policies, page 39

Revenue recognition, page 39

Comment No. 7

Please explain further what you mean by recording revenues 'as' title of the product has passed to the customer or 'as' customer acceptance is obtained and not when these events occur.

Response to Comment No. 7

In an amendment to the Form 10-K, the Company will revise this sentence so that it reads as follows (additions are shown as bold and italicized text and deletions are shown as strike-throughs):

“It is the Company's policy to recognize revenues for this equipment ~~as~~ when title of the product has passed to the customer, ~~as~~ provided that customer acceptance is obtained prior to shipment and the equipment is expected to operate the same in the customer's environment as it does in the Company's environment.”

Comment No. 8

Please explain in more detail the nature of the terms underlying shipments that are FOB, EX-Works Factors, and CIP basis and how these terms are considered in your revenue recognition policy.

Securities and Exchange Commission
October 13, 2011

Response to Comment No. 8

Upon further review of this disclosure, the Company has determined that these terms are not material to a reader's understanding of the Company's revenue recognition policy. Accordingly, the Company will delete the relevant sentence from the Form 10-K by filing an amendment thereto.

Comment No. 9

Please tell us your revenue recognition methods for biomedical and semiconductor processing services. In the future filings, including any amendments, please include your revenue recognition policy for these revenues.

Response to Comment No. 9

In an amendment to the Form 10-K and in future filings, the Company will include the following disclosure regarding its revenue recognition policy with respect to its biomedical and semiconductor processing services:

“The Company's biomedical business provides advanced medical device surface treatment processes for performance improvement of orthopedic devices. It is the Company's policy to recognize revenues from these services when services are provided to the customer.”

“The Company's optoelectronics business provides wafer epitaxial growth services, compound semiconductor foundry services and device fabrication. It is the Company's policy to recognize revenues from these goods and services when title of the product passes to the customer or when services are provided.”

* * * * *
In connection with the Company's responses contained in this letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 275-6000.
Sincerely,

/s/ Robert Lieberman

Robert Lieberman
Chief Financial Officer